

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

VIA U.S. MAIL

Sang Y. Kim, Esq.
GS Mortgage Securities Corporation II
200 West Street
New York, NY 10282-2198

> **Re: GS Mortgage Securities Corporation II**
> **Registration Statement on Form S-3**
> **Filed January 3, 2011**
> **File No. 333-171508**

Dear Mr. Kim:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-

effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB. In this regard, please revise your disclosure in the third full paragraph on page S-112 of the prospectus supplement, in the third full paragraph on page 21 of the prospectus and the last sentence of the third full paragraph and fourth full paragraph on page 31 of the base prospectus as applicable.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

5. Please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction. We note by way of example references to Seller when it appears that you are in fact referring to the depositor. Please revise as appropriate or advise.

6. A disclaimer of liability for information included in the prospectus supplement or prospectus is inappropriate. Please revise you disclosure to remove such accuracy disclaimers or statements which indicate a disclaimer of accuracy that are throughout the prospectus supplement and prospectus such as in the last sentence of the carryover paragraph on page S-100 of the prospectus supplement, the third full paragraph on page S-150 of the prospectus supplement, the last sentence of the first paragraph on page A-1, the last sentence of the carryover paragraph starting on page A-1, the fourth sentence in paragraph (20) on page A-4, and the third full paragraph on page 15 of the prospectus.

Prospectus Supplement

Cover Page

7. Please advise as to why the table on the cover page includes only footnotes 1, 3 and 5. Additionally, please advise on which page the footnotes to the table begin as footnote 5 on page S-10 of the prospectus supplement does not appear to match with footnote 5 in the table on the cover page.

8. Please revise the cover page to remove references to "co-lead bookrunning managers" and "co-managers."

9. Please revise to include the swap agreement as a form of credit enhancement. In this regard, we note your disclosure on page S-31. Refer to Item 1102(h) of Regulation AB.

Important Notice About Information Presented in this Prospectus Supplement, page S-6

10. Please revise to explicitly incorporate the annexes into the prospectus supplement and prospectus.

11. Please revise the sixth paragraph of this section to remove any inference that the Risk Factors section is an introductory section that describes the securities and issuing entity in abbreviated form and that the Risk Factors section does not discuss all material risks.

Certificate Summary, page S-10

12. We note your disclosure in the last sentence of footnote 3. Please advise as to where prospective investors can go to obtain more information about the "sf" designation.

Summary of Prospectus Supplement, page S-11

13. Please summarize, in an appropriate section of the summary, the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

14. If applicable, please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Item 1103(a)(vii) of Regulation AB.

Transaction Parties and Dates, page S-11

Controlling Class Representative, page S-13

15. Please revise this section to include a brief discussion of the information set forth in the carryover risk factor beginning on page S-88 and the other conflicts of interest that may exist and the rights that may affect the certificateholders with respect to the Split- Loan Directing Holder and the Controlling Class Representative.

Significant Obligors, page S-16

16. We note your reference to Appendix I in this section; however, there appears to be no Appendix I in the registration statement. Please advise.

<u>Distributions, page S-25</u>

<u>Servicing and Administrative Fees, page S-27</u>

17. Please revise your disclosure to include the distribution priority of the servicing, trustee and administrative fees. Refer to Item 1103(a)(7) of Regulation AB.

18. Additionally, it does not appear that the trustee fee rate is set forth in Annex C-1 or the administrative fee rate is set forth on Annex A. Please advise.

<u>Advances, page S-27</u>

<u>Principal and Interest Advances, page S-27</u>

19. We note your disclosure in the first sentence of this section regarding the master servicer advancing delinquent monthly mortgage loan payments. Please advise whether the asset pool will include delinquent loans. If so, please confirm that the delinquent loans will not constitute more than 20% of the asset pool and please revise your prospectus supplement to provide bracketed disclosure for the form of delinquency disclosure you will provide. Refer to Items 1111(c) and 1100(b) of Regulation AB.

<u>Ratings, page S-34</u>

20. We note your disclosure that the depositor selected the agencies to rate the securities, in part, based on "those agencies initial subordination levels for the various classes of certificates." Please advise.

<u>Risk Factors, page S-36</u>

21. Please revise the second introductory paragraph. If a risk is not deemed material, it should not be referenced.

22. Please substantially revise your risk factor disclosure. In particular, many of the risk factors are too long. Provide only that amount of detail necessary to understand the risk faced by investors and provide cross-references, where appropriate to the full discussion later in the document or break these risk factors up into individual risk factors that are easier for investors to read and understand. Additionally, a number of the risk factor captions are brief phrases where it is unclear what the risk is to be discussed. Accordingly, revise the captions to succinctly state the particular risk that results from the uncertainty. Finally, we note that you repeat several risk factors (by way of example, the carryover risk factor beginning on page S-42 and the second risk factor on page S-72). Please revise to limit repetition. Refer to Securities Act Rule 421 and Item 503(c)(3) of Regulation S-K.

Limitations of Appraisals, page S-43

23. We note your disclosure that investors should refer to the DVD or internet website for appraisals relating to a mortgaged property. We also note similar disclosure through your filing. Please advise as to how investors will obtain a copy of any appraisals on a DVD and what type of disclaimer may be required in connection with providing access to the website.

Additional Indebtedness, page S-102

24. We note your disclosure that certain equity owners of the borrowers under certain mortgage loans can incur future mezzanine debt. Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future. Refer to Item 1121 of Regulation AB.

Historical Performance Information on Sponsor's Prior Securitization Transactions, page S-112

25. We note that this disclosure appears to contradict the disclosure set forth in the first full risk factor on page S-43. Please advise.

Transaction Parties, page S-112

The Sponsors, page S-112

26. Please provide bracketed disclosure indicating that you will provide all of the information required by Item 1104 of Regulation AB for any sponsor other than Goldman Sachs Mortgage Company.

The Originators, page S-115

Overview, page S-116

27. We note your disclosure in the last sentence of this paragraph. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Summary of Prospects Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

The Master Servicer, page S-121

28. We note your disclosure contemplates multiple servicers. Please revise your disclosure to provide a clear introductory description of the roles, responsibilities and oversight requirements of the entire servicing structure and the parties involved. Along with the

narrative discussion, also consider presenting the information graphically. Refer to Item 1108(a)(1) of Regulation AB.

29. Additionally, please confirm and provide bracketed disclosure that you will provide all of the information required by Item 1108 of Regulation AB for each of the servicers listed in this section or please advise.

Servicing Compensation and Payment of Expenses, page S-125

30. Please revise the table on page S-129 to provide all of the information required by Item 1113(c) of Regulation AB. In this regard, we note your disclosure in the third to last sentence of the carryover paragraph beginning on page S-27 of the prospectus supplement and the first full paragraph on page 27 of the prospectus.

Description of the Offered Certificates, page S-130

31. Please clarify in the last sentence of the second paragraph that the Certificates represent interests in and obligations of the issuing entity. Please similarly revise the cover page of the prospectus.

Description of the [Interest Rate] [Currency] Swap Contract, page S-151

32. Please confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

The Pooling and Servicing Agreement, page S-164

33. Please revise the second sentence of the second paragraph of this section to clarify that all material provisions of the Pooling and Servicing Agreement are discussed in this section.

34. We note your disclosure "that the information in this prospectus supplement supersedes any contrary information set forth in the prospectus." Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Advances, page S-169

35. We note your disclosure in the second sentence of the first paragraph of this section. We also note your disclosure on page S-188 of the prospectus supplement. Please advise whether the asset pool will include any modified loans. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary of Prospects Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

Reports to Certificateholders; Available Information, page S-199

36. We note your disclosure at the bottom of page S-200 and the top of page S-201 that "deal documents" include the Mortgage Loan Purchase Agreement. Please advise as to why you have not included a copy of the Mortgage Loan Purchase Agreement as an exhibit to the registration statement.

Use of Proceeds, page S-204

37. We note your reference to "net proceeds." Please disclose the amount of expenses payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB. In this regard, we note your disclosure in the last full paragraph on page 12 of the prospectus.

Certain Legal Aspects of the Mortgage Loans, page S-209

38. We note your disclosure that mortgaged properties may be located in foreign countries. Please provide bracketed language indicating that you will provide any information required by Item 1100(e) of Regulation AB or please advise.

Annexes

39. Please revise Annexes C-2, Annex D and Annex E to provide the information to be included in such annexes or please advise.

Prospectus

Cover Page

40. We note that your disclosure in the last sentence of the first paragraph of the prospectus cover page appears to contradict with your disclosure in the second paragraph after the table on the cover page of the prospectus supplement. We also note your disclosure in the last sentence of the last full risk factor on page 4 and the fourth full paragraph on page 20. Please advise.

Summary of Prospectus, page 3

Descriptions of Certificates; Ratings, page 3

41. Please advise as to what types of assets are contemplated by the disclosure "certain financial leases and similar arrangements equivalent to the mortgage loans and other assets."

42. We note your disclosure in the second bullet point that the assets in the trust fund may include mortgage-backed securities. Please confirm that you will update your disclosure

as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

Description of the Certificates, page 13

43. Please advise as to what other form of pooling and servicing agreement is described in the related prospectus supplement and why this form of pooling and servicing agreement is not included as an exhibit to the registration statement.

44. Please remove the catch-all phrase "or other arrangements acceptable to each Rating Agency rating the offered certificates" and please revise your disclosure in the fourth full paragraph to identify all forms of credit enhancement that may be included in the trust fund for each series.

Credit Enhancement, page 30

45. Please revise your disclosure to provide a discussion of the overcollateralization form of credit enhancement.

Swap Agreement, page 32

46. We note disclosure that derivative instruments may include currency swaps. Please include a general description of how you will use currency swaps in the base prospectus.

Federal Income Tax Consequences, page 51

47. Please remove the reference to an offering circular in the first paragraph of this section or please advise. Additionally, please remove the term "general" from the second sentence of the second paragraph of this section.

Plan of Distribution, page 82

48. Please revise the fifth and eighth paragraphs of this section to reflect that any dealer that participates in the distribution of the certificates "will be deemed" to be underwriters in connection with those certificates, not "may be deemed."

Incorporation of Certain Information by Reference, page 83

49. Please advise as to why the Annual Reports on Form 10-K are not incorporated by reference as disclosed in the fourth sentence of the first paragraph of this section.

Part II

Item 16. Exhibits, page II-3

    50. We are unable to locate Exhibits 3.1 and 3.2 you are incorporating by reference because the reference to the file number appears to be inaccurate. Please advise.

Item 17. Undertakings, page II-4

    51. Please revise the last paragraph in undertaking 4 so that the reference is to paragraph 4 as opposed to paragraph 5 or advise.

Signature

    52. Please revise the second half of the signature page to include the signature of the principal executive officer. Refer to Instruction 1 to Signatures on Form S-3.

Exhibit 5.1

    53. Please revise the first sentence of the second paragraph to state that you have relied on the items listed in the second paragraph as to factual matters only.

    54. Please revise the last paragraph of the opinion to consent to the prospectus discussion of this opinion.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (212) 504-6666
        Michael S. Gambro, Esq.
        Cadwalader, Wickersham & Taft LLP